UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated January 4, 2024

Commission File Number: 001-40286
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Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères
L-1274 Howald,
Grand Duchy of Luxembourg
+352 26845062
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

GENERAL

On January 4, 2024, Arrival (the “Company”) issued a press release reflecting its receipt of an Additional Staff Determination notice from Nasdaq relating to the Company’s non-compliance with Listing Rules 5250(c)(2) and 5620(a) as a result of the Company’s delay in filing its interim financial statements for the period ended June 30, 2023 within six months of the end of the Company’s second quarter of 2023, and the failure to hold an annual meeting of shareholders within twelve months of the Company’s fiscal year ended December 31, 2022, respectively. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release issued by Arrival on January 4, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By: /s/ John Wozniak

Name: John Wozniak

Title: Chief Financial Officer

Dated: January 4, 2024

Exhibit 99.1

ARRIVAL Receives Nasdaq Notification of Non-Compliance with Listing Rules 5250(c)(2) and 5620(a)

LUXEMBOURG – January 4, 2024 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”) today announced that it received an additional staff determination notice (the “Additional Determination”) on Wednesday, January 3, 2024, from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that (i) due to its delay in filing its interim financial statements on form 6-K for the period ended June 30, 2023 within six months of the end of the second quarter, the Company was not in compliance with Nasdaq Listing Rule 5250(c)(2), and (ii) due to its failure to hold an annual meeting of shareholders within twelve months of the Company’s fiscal year ended December 31, 2022, the Company was not in compliance with Nasdaq Listing Rule 5620(a).

The Company previously reported that it received a staff determination notice on October 31, 2023 (the “October Determination”) indicating that, as a result of the Company’s failure to file its 2022 Annual Report with the SEC, the Company was no longer in compliance with Nasdaq Listing Rule 5250(c)(1), which, absent an appeal, would have resulted in the suspension of trading and the removal of the Company’s securities from Nasdaq. The Company timely appealed the October Determination, and is currently scheduled for a hearing with Nasdaq’s Hearings Panel on February 8, 2024. The Additional Determination states that the above non-compliance events serve as additional bases for delisting the Company’s securities from Nasdaq, and will be taken into consideration by Nasdaq’s Hearings Panel in rendering its determination regarding the Company’s continued listing.

The Additional Determination does not result in the immediate suspension of trading or delisting of the Company’s securities.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Arrival
Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

Forward-Looking Statements
This press release contains certain forward-looking statements within the meaning of the federal securities laws related to Arrival’s intentions regarding the above matters. Such statements are made pursuant to the safe harbor provisions of the Private

Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors, all of which are difficult to predict and many of which are beyond Arrival’s control. Except as required by applicable law, Arrival assumes no obligation to and does not intend to update or revise these forward-looking statements after the date of this press release, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this press release or elsewhere might not occur.

Arrival Contacts:

Media
pr@arrival.com

Investors
IR@arrival.com